Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

date 24 April 2009

SUPPL

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find the following publications of Heineken Holding N.V.

These publication are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

- Press release AGM 23 April 2009
- Dividend Announcement dated 24 April 2009

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Enclos.

Heineken Holding N.V.

press-information

Heineken Holding N.V. Annual General Meeting of Shareholders adopts all proposals on the agenda

Amsterdam, 23 April 2009 – Heineken Holding N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the AGM of Heineken Holding N.V. Furthermore, the following announcement was made:

Dividend

The Board of Directors announced the distribution of a dividend for the year 2008 of €0.62 per ordinary share of €1.60 nominal value. As an interim dividend of €0.28 per ordinary share was paid on 3 September 2008, the final dividend will be € 0.34 per ordinary share. The final dividend will be made payable on Monday 4 May 2009. Heineken Holding N.V. ordinary shares will be quoted ex-dividend on Monday 27 April 2009.

Editorial information:

Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name – Heineken – is available in almost every country on the globe and is the world's most valuable international premium beer brand. Heineken's aim is to be a leading brewer in each of the markets in which it operates and to have the world's most prominent brand portfolio. In 2008, Heineken operated 125 breweries in more than 70 countries and sold 162 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Maes, Murphy's, Newcastle Brown Ale, Ochota, Primus, Sagres, Star, Strongbow, Tiger and Zywiec. In 2008, revenue totalled EUR 14.3 billion and Net Profit before exceptional items and amortisation was EUR 1.0 billion. In 2008, the average number of people employed was 56,208. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Investors and analysts enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice that a dividend of €0.62 per ordinary share of €1.60 nominal value has been declared for the 2008 financial year. The interim dividend of €0.28 already made payable on 3 September 2008 will be deducted from this. The final dividend per ordinary share is therefore €0.34.

The final dividend, less 15% dividend withholding tax, will be made payable as of 4 May 2009 at ABN AMRO Bank N.V., acting under the name RBS, Amsterdam.
The company's ordinary shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam as of 27 April 2009. The record date is 29 April 2009 after closing of the stock exchange.

Amsterdam, 24 April 2009